FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2007

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release
QUEBECOR MEDIA INC.
Filed in this Form 6-K

Documents index

1.	Press release dated May 10, 2007 (Quebecor Inc.);

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and Quebecor Media Inc. and its Subsidiaries for the period ended March 31, 2007; and

3.	Supplementary Disclosure of Quebecor Media Inc. for the Quarter / 3-Month Period ended March 31, 2007.

QUEBECOR INC.

May 10, 2007

For immediate release

QUEBECOR INC. ANNOUNCES FIRST QUARTER 2007 RESULTS

FIRST QUARTER 2007 HIGHLIGHTS

➢	Quebecor Media Inc.’s revenues up $55.9 million (8.0%) to $754.6 million; operating income up $29.3 million (18.4%) to $188.9 million.

➢	Cable segment’s operating income up 26.5% in first quarter 2007, exceeding the 18.9% growth in first quarter 2006.

➢	Quebecor Media posts net income of $41.2 million, compared with $178.4 million net loss in same quarter of 2006.

➢	Quebecor World Inc.’s revenues and operating income down $62.6 million (-3.7%) and $29.9 million (-20.8%) respectively.

➢	Quebecor Inc.’s revenues flat at $2.37 billion; operating income down slightly to $298.4 million, a $4.9 million (-1.6%) decrease.

➢

Videotron Ltd. quarterly customer growth: +50,900 for cable telephone service, 35,900 for cable Internet access, 10,300 for all cable television services combined (including 29,300 for illico Digital TV), 8,500 for wireless telephone service.

Montréal, Québec — Quebecor Inc. reported first quarter 2007 revenues of $2.37 billion, essentially unchanged from the same period of 2006. Quebecor Media’s revenues increased by $55.9 million (8.0%) while Quebecor World’s revenues decreased by $62.6 million (-3.7%). The impact of the conversion of Quebecor World’s revenues into Canadian dollars produced a favourable foreign exchange variance estimated at $22.0 million.1 Quebecor’s operating income decreased slightly by $4.9 million (-1.6%) to $298.4 million in the first quarter of 2007. Operating income increased by $29.3 million (18.4%) to $188.9 million at Quebecor Media and decreased by $29.9 million (-20.8%) to $114.1 million at Quebecor World. Stated in U.S. dollars, Quebecor World’s operating income decreased by US$27.3 million. Quebecor corporate charges related to the stock option plan increased by $4.6 million.

“Quebecor’s first quarter 2007 revenues and operating income were relatively stable compared with the same quarter of 2006,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Inc.

[1]

The average exchange rate used for the translation of Quebecor World’s results into Canadian dollars was US$1.00 = $1.17 in the first quarter of 2007, compared with US$1.00 = $1.16 in the same period of 2006, producing a favourable foreign exchange variance estimated at $22.0 million.

“Quebecor Media continued generating revenue growth and higher operating income, propelled by strong results at Videotron, which again increased its customer base for its digital cable television, Internet access and cable and wireless telephone services. Meanwhile, Quebecor World accelerated its retooling and restructuring programs. Quebecor World’s quarterly results were therefore impacted by temporary inefficiencies and costs related to these programs, in what continues to be a challenging business environment. However, these unfavourable factors were partially offset by the effect of productivity gains and cost containment in the business groups where the retooling and restructuring initiatives have been completed.”

Quebecor recorded a net loss of $14.6 million ($0.23 per basic share) in the first quarter of 2007, compared with a net loss of $60.7 million ($0.94 per basic share) in the same period of 2006. The $46.1 million ($0.71 per basic share) improvement was due primarily to the recognition by Quebecor Media of a $331.6 million unusual loss on debt refinancing in the first quarter of 2006, in connection with the refinancing of its notes on January 17, 2006. In the first quarter of 2007, Quebecor recorded a $13.0 million loss on re-measurement of exchangeable debentures and of a portfolio investment, compared with a $53.3 million gain in the same quarter of 2006, an unfavourable variance of $66.3 million. As well, the reserve for restructuring of operations, impairment of assets and other special charges increased by $16.2 million in the first quarter of 2007. In addition, unfavourable variances of $106.4 million and $70.6 million in income tax and non-controlling interest respectively were recorded in the first quarter of 2007, resulting primarily from the net impact of the factors discussed above.

Excluding unusual items, i.e., the reserve for restructuring, impairment of assets and other special charges, the unrealized loss (gain) on re-measurement of debentures and of a portfolio investment, the loss on debt refinancing and the loss on sales of businesses and other assets, all net of income tax and non-controlling interest, net income from continuing operations was $11.7 million in the first quarter of 2007 ($0.18 per basic share), compared with $17.7 million ($0.28 per basic share) in the same period of 2006, a decrease of $6.0 million ($0.10 per basic share).

Quebecor Media recorded net income of $41.2 million in the first quarter of 2007, compared with a $178.4 million net loss in the same quarter of 2006. The $219.6 million improvement was mainly due to the recognition of a $331.6 million unusual loss on debt refinancing in the first quarter of 2006.

Quebecor World recorded a US$45.3 million net loss in the first quarter of 2007, compared with a US$6.0 million net loss in the same period of 2006. The unfavourable variance of US$39.3 million was mainly due to a US$27.3 million decrease in operating income, the recognition of a US$11.0 million loss on disposal of businesses and a US$7.4 million increase in the reserve for restructuring, impairment of assets and other special charges.

Dividend

On May 10, 2007, the Company’s Board of Directors declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on June 19, 2007 to shareholders of record at the close of business on May 25, 2007. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Full financial information

For a detailed analysis of the results of Quebecor Inc. and its subsidiaries for the first quarter of 2007, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc. at http://www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx. A summary segmented analysis and definitions of operating income and of average revenue per user are provided below.

Conference call for investors and Webcast

Quebecor Inc. will hold a conference call to discuss its first quarter 2007 results on Thursday, May 10, 2007, at 4:00 p.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code 23837#. A tape recording of the call will be available from May 10 through June 9, 2007, by dialling 1 877 293-8133, access code 403915#. The conference call will also be broadcast live on Quebecor’s Web site at http://www.quebecor.com/InvestorCenter/QIConferenceCall.aspx. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause the Company’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for the Company’s products and pricing actions by competitors), risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, commodity risks (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, government regulation risks, risks related to tax changes and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com and www.quebecor.com including, in particular, the “Risks and Uncertainties” section in the Company’s Management Discussion and Analysis for the year ended December 31, 2006 and the “Risk Factors” section of the Company’s 2006 Annual Information Form.

The forward-looking statements in this report reflect the Company’s expectations as of May 10, 2007, and are subject to change after that date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Company

Quebecor Inc. (TSX: QBR.A, QBR.B) is a communications company with operations in North America, Europe, Latin America and Asia. It has two operating subsidiaries, Quebecor World Inc. and Quebecor Media Inc. Quebecor World is one of the largest commercial print media services companies in the world. Quebecor Media owns operating companies in numerous media related businesses: Videotron Ltd., the largest cable operator in Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Sun Media Corporation, the largest newspaper chain in Québec and the second largest in Canada; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station Sun TV; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; companies engaged in book publishing and magazine publishing; and companies engaged in the production, distribution and retailing of cultural products, namely Archambault Group Inc., the largest chain of music stores in eastern Canada, TVA Films, and Le SuperClub Vidéotron ltée, a chain of video and video game rental and retail stores. Quebecor Inc. has operations in 18 countries.

Information:

Jacques Mallette	Luc Lavoie
Executive Vice President and	Executive Vice President, Corporate Affairs
Chief Financial Officer	(514) 380-1974
(514) 877-5117	(514) 947-6672 (mobile)
lavoie.luc@quebecor.com

SEGMENTED ANALYSIS AND DEFINITIONS

Quebecor World Inc.

Continuation of transformation plan

In the first quarter of 2007, Quebecor World continued to build on the progress achieved in 2006 with regards to its five-point transformation plan. During the quarter, Quebecor World renewed a long-term agreement with Hachette Filipacchi Médias, which has entrusted Quebecor World to supply virtually 100% of its magazine print solutions and distribution needs. Also during the quarter, Quebecor World signed a new agreement to increase its premedia services for Primedia Publishing. Recently, Quebecor World strengthened its leadership team by naming Kevin Akeroyd as president of the Targeted Direct Marketing Division. Quebecor World continued to make progress on its Continuous Improvement Program across its North American platform. The first wave of 41 projects is well developed and the second wave totalling 46 more projects is scheduled to be launched in the second quarter of 2007. In the first quarter of 2007, Quebecor World completed the installation or relocation of eight presses in its North American and European platforms, as well as the start-up of the tenth and final press as part of its U.S. Magazine retooling plan. Finally, to diversify its financing base, Quebecor World executed a sale-leaseback of two of its Canadian facilities for a total consideration of $40.0 million.

Analysis of first quarter 2007 operating results

As reported in the Annual Report for the financial year ended December 31, 2006, Quebecor World accelerated implementation of its retooling program and restructuring program in the first quarter of 2007. Quebecor World’s strategy is to complete the retooling before its customers’ busy season in the later part of 2007. Quebecor World’s quarterly results were again affected by operational inefficiencies and costs related to these programs, as well as continuing adverse market conditions.

Quebecor World’s revenues totalled US$1.39 billion in the first quarter of 2007, a decrease of US$74.1 million (-5.0%) compared with the previous year. Excluding the favourable impact of the translation of currencies other than the U.S. dollar (US$19.5 million), revenues decreased by 6.4% in the first quarter of 2007 due to temporary restructuring inefficiencies and plant closures, affecting volumes, and to continued price pressures.

Paper sales, excluding the effect of currency translation, decreased by 10.8% for the first quarter of 2007 compared with the same period in 2006.

Operating income decreased by US$27.3 million (-21.9%) from US$124.7 million in the first quarter of 2006 to US$97.4 million in the first quarter of 2007 due to the competitive market conditions as well as costs and operational inefficiencies related to the start-up of new presses, which were increased by the acceleration of Quebecor World’s retooling plan during the quarter. The impact of these unfavourable factors was partially offset by productivity gains and cost reductions in some groups.

Cost of sales for the first quarter of 2007 decreased by 5.2% compared with the corresponding period of 2006, mainly because of decreases in sales volume and labour costs. Gross profit margin was 15.6% in the first quarter of 2007 compared with 15.4% in the same period of 2006. The improvement in

Quebecor World’s gross profit margin principally reflects productivity gains in business groups where the retooling and restructuring initiatives have been completed.

Selling, general and administrative expenses and securitization fees for the first quarter of 2007 were US$119.3 million compared with US$99.2 million in the same quarter of 2006. The US$20.1 million (20.3%) increase was due in part to items not expected to reoccur, changes in the timing of accrual of compensation charges in 2007 compared with 2006 and additional charges related to the launch of Quebecor World’s Great Execution initiative, which is a component of its strategic transformation plan.

In the first quarter of 2007, Quebecor World recorded a US$29.5 million net reserve for restructuring, impairment of assets and other special charges in connection with the initiatives announced in the first quarter of 2007 and the continuation of initiatives from previous years. During the quarter, Quebecor World’s restructuring initiatives included the closure of facilities in Lincoln, Nebraska in the Magazine group and Phoenix, Arizona in the Retail group. Workforce reductions were also approved across the North American platform. Quebecor World recorded a US$8.2 million charge for impairment of long-term assets, primarily in Europe.

As of March 31, 2007, Quebecor World had eliminated 1,084 positions as a result of restructuring initiatives introduced in 2007 and in prior periods, with another 631 to follow. However, Quebecor World estimated that approximately 374 new jobs would be created at other facilities.

Stated in Canadian dollars, Quebecor World’s revenues were $1.63 billion in the first quarter of 2007, a decrease of $62.6 million (-3.7%), while operating income decreased by $29.9 million (-20.8%) to $114.1 million.

2007 outlook

Quebecor World anticipates that 2007 will be a challenging year as it will continue to face highly competitive market conditions. In response, Quebecor World is taking measures to implement over time its transformation plan, described in detail in the 2006 Management Discussion and Analysis. Quebecor World is making progress on all five points within the transformation plan.

Quebecor World intends to finalize the retooling program before its customers’ busy season in the later part of 2007, significantly earlier than previously planned, which was in 2008. Quebecor World expects this should have positive benefits on the results for the second half of 2007 but anticipates that the results of the second quarter of 2007 will continue to be negatively affected.

Quebecor World’s operations in Europe are expected to continue to be affected by the difficult market conditions throughout the year 2007, mainly in France and the United Kingdom. Quebecor World will, among other actions, continue to implement its retooling plan in this platform, which will deliver improved execution in the long term.

Quebecor Media Inc.

Quebecor Media’s revenues increased by $55.9 million (8.0%) to $754.6 million and its operating income by $29.3 million (18.4%) to $188.9 million in the first quarter of 2007.

Cable segment

The Cable segment generated revenues of $358.8 million in the first quarter of 2007, a $57.2 million (19.0%) increase compared with the same quarter of 2006, due primarily to customer growth.

Operating income was $149.0 million, a $31.2 million (26.5%) increase due mainly to the higher revenues, including increases in some rates, which were partially offset by increases in some operating costs, primarily as a result of customer growth.

Videotron grew its customer base by the following numbers during the first quarter of 2007:

➢	50,900 more customers for cable telephone service (64,000 in 2006).

➢	35,900 for cable Internet access (43,800 in 2006).

➢	29,300 for illico Digital TV (37,800 in 2006).

➢	10,300 for all cable television services combined, i.e. net increase for analog service and illico Digital TV (13,900 in 2006).

➢	8,500 for wireless telephone service.

Videotron’s monthly average revenue per user (“ARPU”) increased by $9.89 (17.2%) from $57.48 in the first quarter of 2006 to $67.37 in the first quarter of 2007.

In February 2007, Videotron announced that early results of beta testing of the new Wideband technology indicated that a technological breakthrough may be possible in the coming months. It is expected that the new technology will enable Videotron to offer customers speeds of up to 100 mbps, five times faster than its current Extreme High-Speed Internet service.

Newspapers segment

The Newspapers segment’s revenues increased by $0.6 million (0.3%) to $220.3 million in the first quarter of 2007. Advertising revenues grew 1.4%, partly as a result of increases at the free dailies and the community newspapers. Circulation revenues decreased by 3.7%. Revenues from the community newspapers increased by $0.6 million (1.0%) in the first quarter of 2007. At the urban dailies, revenues were flat. Within this group, the free dailies increased their revenues by 50.4% due to the strong performance of the Montréal and Toronto papers, as well as the launch of 24 HOURSTM in Ottawa and 24 HEURESMC in Ottawa-Gatineau in November 2006, and of 24 HOURSTM newspapers in Calgary and Edmonton in February 2007.

Operating income totalled $34.5 million in the first quarter of 2007, a $2.6 million (-7.0%) decrease from the same quarter of 2006 resulting primarily from one-time costs related to the labour dispute at Le Journal de Montréal and expenditures related to the launch of four new free dailies in Ottawa, Ottawa-Gatineau, Calgary and Edmonton. Excluding these items, operating income was $39.0 million in the first quarter of 2007, compared with $37.1 million in the same quarter of the previous year. The $1.9 million (5.1%) increase reflects the impact of the higher revenues and the positive effect of the restructuring initiatives. Excluding the above items, operating income at the urban dailies increased by $1.3 million (4.4%). It should be noted that operating income increased 46.8% at The Toronto Sun and 9.5% at the Western Group’s dailies in the first quarter of 2007. Excluding the launch of the four new free dailies, the free dailies grew their operating income by 46.5%. At the community newspapers, operating income rose by $1.4 million (9.0%).

In February 2007, Sun Media Corporation expanded the reach of its chain of urban dailies with the launch of 24 HOURSTM newspapers in Calgary and Edmonton, bringing the total number of its free dailies in Canada to seven.

Commissioning of the Mirabel Printing facility in Québec is proceeding on schedule. The second press began operating in March 2007 and is being used to print some Quebecor Media newspapers.

Le Journal de Québec has been engaged in a labour dispute with its unionized pressroom, newsroom and office employees since April 22, 2007. A new collective bargaining agreement was signed with unionized sales department employees on April 2, 2007. Sun Media Corporation assured readers and advertisers that there would be no interruption in publication of Le Journal de Québec and that measures were in place to continue offering a high-calibre product.

Broadcasting segment

In the first quarter of 2007, the Broadcasting segment’s revenues amounted to $93.3 million, a $2.4 million (2.6%) increase. Revenues from broadcasting operations grew by $1.6 million (2.2%), mainly because of higher subscription revenues at the specialty channels (Mystère, ARGENT, Prise 2, LCN, mentv and Mystery), higher advertising revenues at the TVA Network, Sun TV and the specialty channels, and an increase in revenues from commercial production. Revenues from distribution operations increased by $0.2 million (6.3%) and revenues from publishing operations by $0.3 million (1.7%).

The Broadcasting segment recorded operating income of $2.7 million in the first quarter of 2007, compared with an operating loss of $0.4 million in the same quarter of 2006, a $3.1 million improvement. Operating income from broadcasting operations increased by $2.5 million in the first quarter of 2007 as a result of the impact of higher revenues at the specialty channels, combined with lower content costs at the over-the-air channels. Operating income from distribution operations decreased by $2.1 million, mainly because of costs related to six theatrical releases in the first quarter of 2007. Operating income from publishing operations increased by $2.6 million in comparison with the first quarter of 2006, mainly because of reductions in some operating costs, including printing and promotion.

Leisure and Entertainment segment

The Leisure and Entertainment segment’s revenues totalled $68.2 million in the first quarter of 2007, compared with $70.8 million in the same quarter of 2006. The $2.6 million (-3.7%) decrease was due to an 11.8% decrease in the revenues of Quebecor Media Book Group Inc. resulting from reduced activity in early 2007 compared with 2006 and a 6.3% decline in the revenues of Archambault Group Inc. resulting mainly from lower revenues from distribution and production.

The Leisure and Entertainment segment recorded a $0.2 million operating loss in the first quarter of 2007, compared with operating income of $1.0 million in the same quarter of 2006. The unfavourable variance of $1.2 million was essentially due to the decrease in revenues.

Interactive Technologies and Communications segment

The Interactive Technologies and Communications segment’s revenues rose by $3.0 million (16.7%) to $21.0 million in the first quarter of 2007, reflecting the impact of the acquisition of China Interactive Limited (January 2006) and of Crazy Labs Web Solutions, S.L. (July 2006), the recruitment of new customers and the favourable impact of exchange rate fluctuations. These factors were partially offset by lower revenues in the United States due to the loss of a major customer.

Operating income totalled $0.5 million in the first quarter of 2007, a $1.0 million (-66.7%) decrease. The impact of the loss of a major customer in North America, combined with an increase in the conditional compensation charge related to the acquisition of Ant Farm Interactive LLC in 2004, outweighed the favourable impact of revenue growth.

Internet/Portals segment

The Internet/Portals segment’s revenues increased by $2.7 million (17.2%) to $18.4 million in the first quarter of 2007. The revenues of the Progisia Informatique consulting division increased 30.8% in the first quarter of 2007, mainly because of its market positioning and work done for subsidiaries of Quebecor Media. At the special-interest portals, revenues increased by 15.9% due primarily to revenue growth at jobboom.com and reseaucontact.com. At the general-interest portals, revenues grew by 1.3%.

Operating income decreased by $1.5 million (-38.5%) to $2.4 million in the first quarter of 2007, primarily as a result of the impact of increases in some operating costs, including labour costs and advertising and promotion expenses. These cost increases were caused in part by the introduction of a new business development strategy and investment in new products.

In the first quarter of 2007, the Internet/Portals segment launched Espace Canoë, an advanced technological platform that supports sharing of videos, photos and opinions by users in an innovative Web 2.0-type environment.

On January 31, 2007, Canoe announced a strategic alliance with Rogers Publishing Limited under which articles and information from the websites of 11 Rogers Publishing magazines will be added to the canoe.ca portal.

Definitions

Operating income

In its analysis of operating results, the Company defines operating income or loss, as reconciled to net loss under Canadian GAAP, as net loss before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, (loss) gain on re-measurement of exchangeable debentures, loss on debt refinancing, loss on sales of businesses and other assets, income taxes, dividends on Preferred Shares of a subsidiary, net of income tax, non-controlling interest and the results of discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that operating income is a meaningful measure of performance. The Company considers the media and printing segments as a whole and uses operating income in order to assess the performance of its investment in Quebecor World and Quebecor Media. The Company’s management and Board of Directors use this measure in evaluating its consolidated results as well as results of the Company’s operating segments. This measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and is unaffected by the capital structure or investment activities of the Company and its segments. Operating income is also relevant because it is a significant component of the Company’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in the Company’s segments. The Company also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income may not be the same as similarly titled measures reported by other companies. A table reconciling operating income with the closest Canadian GAAP measure is provided in the Management Discussion and Analysis.

Average monthly revenue per user

ARPU is an industry metric that the Company uses to measure its average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement that is consistent with Canadian GAAP, and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access and telephony revenues by the average number of its basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars, except for earnings per share data)
(unaudited)

	Three months ended March 31

	2007	2006

REVENUES

Printing	$1,632.0	$1,694.6
Cable	358.8	301.6
Newspapers	220.3	219.7
Broadcasting	93.3	90.9
Leisure and Entertainment	68.2	70.8
Interactive Technologies and Communications	21.0	18.0
Internet/Portals	18.4	15.7
Head office and inter-segment	(44.0)	(39.1)

	2,368.0	2,372.2

Cost of sales and selling and administrative expenses	2,069.6	2,068.9
Amortization	158.4	149.0
Financial expenses	100.8	93.3
Reserve for restructuring of operations, impairment of assets and other special charges	41.5	25.3
Loss (gain) on re-measurement of exchangeable debentures and a portfolio investment	13.0	(53.3)
Loss on debt refinancing	—	331.6
Loss on sale of businesses and other assets	11.8	2.6

LOSS BEFORE INCOME TAXES	(27.1)	(245.2)

Income taxes:
Current	23.1	(21.6)
Future	(28.5)	(90.2)

	(5.4)	(111.8)

	(21.7)	(133.4)
Dividends on preferred shares of subsidiaries, net of income taxes	(8.4)	(12.9)
Non-controlling interest	15.5	86.1

LOSS FROM CONTINUING OPERATIONS	(14.6)	(60.2)
Loss from discontinued operations	—	(0.5)

NET LOSS	$(14.6)	$(60.7)

EARNINGS PER SHARE
Basic and diluted
From continuing operations	$(0.23)	$(0.93)
Net loss	(0.23)	(0.94)

Weighted average number of shares outstanding (in millions)	64.3	64.3

1

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31

	2007	2006

Income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, loss (gain) on re-measurement of exchangeable debentures, gain on re-measurement of a portfolio investment, loss on debt refinancing and loss on sale of businesses and other assets

Printing	$114.1	$144.0
Cable	149.0	117.8
Newspapers	34.5	37.1
Broadcasting	2.7	(0.4)
Leisure and Entertainment	(0.2)	1.0
Interactive Technologies and Communications	0.5	1.5
Internet/Portals	2.4	3.9
General corporate expenses	(4.6)	(1.6)

	$298.4	$303.3

Amortization
Printing	$88.2	$84.2
Cable	54.0	49.8
Newspapers	9.4	8.5
Broadcasting	3.2	3.6
Leisure and Entertainment	2.0	1.7
Interactive Technologies and Communications	0.8	0.4
Internet/Portals	0.3	0.2
Head Office	0.5	0.6

	$158.4	$149.0

Additions to property, plant and equipment
Printing	$90.4	$56.8
Cable	88.3	59.3
Newspapers	17.2	30.6
Broadcasting	3.5	1.7
Leisure and Entertainment	0.2	0.7
Interactive Technologies and Communications	0.9	0.3
Internet/Portals	0.9	0.2
Head office	3.7	0.6

	$205.1	$150.2

2

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31

	2007	2006

Net loss	$(14.6)	$(60.7)

Other comprehensive income (loss), net of income taxes and non-controlling interest
Unrealized (loss) gain on translation of net investments in foreign operations	(8.2)	7.5
Translation loss on net investments in foreign operations recognized in net income	0.2	0.5
Unrealized gain on derivative instruments	5.6	—
Loss on derivative instruments recognized in net income	2.0	—

	(0.4)	8.0

COMPREHENSIVE LOSS	$(15.0)	$(52.7)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31

	2007	2006 (revised)

Balance at beginning of period, as previously reported	$1,165.9	$1,285.5

Cumulative effect of changes in accounting policies:
Evaluation of misstatements	—	(12.8)
Financial instruments	238.6	—

As revised	1,404.5	1,272.7

Net loss	(14.6)	(60.7)

	1,389.9	1,212.0

Dividends	(3.2)	(3.2)

Balance at end of period	$1,386.7	$1,208.8

3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31

	2007	2006

Cash flows related to operations
Loss from continuing operations	$(14.6)	$(60.2)
Adjustments for:
Amortization of property, plant and equipment	156.1	147.1
Amortization of deferred charges and other assets	2.3	1.9
Amortization of contract acquisition costs	6.6	7.0
Impairment of assets and non-cash portion of restructuring charges	15.0	7.4
Net gain on derivative instruments and on foreign currency translation of financial instruments	(10.3)	(1.5)
Loss (gain) on revaluation of the Additional Amount payable	5.1	(8.2)
Loss on sale of businesses, property, plant and equipment and other assets	9.8	0.3
Loss (gain) on re-measurement of exchangeable debentures and a portfolio investment	13.0	(53.3)
Loss on debt refinancing	—	331.6
Repayment of accrued interest on Senior Discount Notes	—	(191.3)
Amortization of deferred financing costs and long-term debt discount	1.5	5.0
Future income taxes	(28.5)	(90.2)
Non-controlling interest	(15.5)	(86.1)
Other	3.3	6.4

	143.8	15.9
Net change in non-cash balances related to operations	22.0	(196.8)

Cash flows provided by (used in) continuing operations	165.8	(180.9)
Cash flows provided by discontinued operations	—	0.4

Cash flows provided by (used in) operations	165.8	(180.5)

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(3.2)	(2.9)
Proceeds from disposal of business, net of cash and cash equivalents	—	31.5
Additions to property, plant and equipment	(205.1)	(150.2)
Increase in restricted cash and cash equivalents and temporary investments	(6.5)	—
Proceeds from disposal of assets	45.5	10.1
Other	—	(0.8)

Cash flows used in investing activities	(169.3)	(112.3)

Cash flows related to financing activities
Net increase in bank indebtedness	0.9	9.0
Issuance of long-term debt, net of financing fees	14.6	1,505.6
Net borrowings (repayments) under revolving bank facilities	53.8	(93.1)
Repayments of long-term debt and unwinding of hedging contracts	(15.4)	(1,129.4)
Net decrease in prepayments under cross-currency swap agreements	—	21.6
Issuance of capital stock by subsidiaries	1.7	2.0
Dividends	(3.2)	(3.2)
Dividends paid to non-controlling shareholders	(6.1)	(42.3)
Other	0.1	(1.1)

Cash flows provided by financing activities	46.4	269.1

Net increase (decrease) in cash and cash equivalents	42.9	(23.7)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(20.8)	5.5
Cash and cash equivalents at beginning of period	34.7	96.5

Cash and cash equivalents at end of period	$56.8	$78.3

Cash and cash equivalents consist of
Cash	$18.5	$49.0
Cash equivalents	38.3	29.3

	$56.8	$78.3

Cash interest payments	$102.1	$327.2
Cash income tax payments (net of refunds)	1.0	47.1

4

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	March 31	December 31

	2007	2006

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$56.8	$34.7
Restricted cash and cash equivalents and temporary investments	8.1	8.0
Temporary investments	1.4	1.4
Accounts receivable	960.9	945.9
Income taxes	35.0	58.4
Inventories and investments in televisual products and movies	548.1	574.4
Prepaid expenses	77.3	51.8
Future income taxes	112.8	113.2

	1,800.4	1,787.8

PROPERTY, PLANT AND EQUIPMENT	4,476.2	4,517.7
FUTURE INCOME TAXES	57.8	70.6
RESTRICTED CASH	62.5	56.0
OTHER ASSETS (including a portfolio investment with a fair value of $144.3 million as at March 31, 2007)	580.8	706.0
GOODWILL	6,449.6	6,474.4

	$13,427.3	$13,612.5

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$22.5	$21.6
Accounts payable, accrued charges and deferred revenue	1,910.2	1,871.3
Income taxes	46.3	44.5
Dividend payable	3.2	—
Future income taxes	1.6	1.6
Additional Amount payable	127.2	122.0
Current portion of long-term debt	64.5	59.0

	2,175.5	2,120.0

LONG-TERM DEBT	5,068.5	5,209.4
EXCHANGEABLE DEBENTURES	326.1	302.8
CONVERTIBLE NOTES	136.6	137.2
OTHER LIABILITIES	766.5	1,034.6
FUTURE INCOME TAXES	622.7	635.3
NON-CONTROLLING INTEREST	2,824.2	2,864.5

SHAREHOLDERS’ EQUITY
Capital stock	346.6	346.6
Retained earnings	1,386.7	1,165.9
Accumulated other comprehensive loss	(226.1)	(203.8)

	1,507.2	1,308.7

	$13,427.3	$13,612.5

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31

	2007	2006

REVENUES

Cable	$358.8	$301.6
Newspapers	220.3	219.7
Broadcasting	93.3	90.9
Leisure and Entertainment	68.2	70.8
Interactive Technologies and Communications	21.0	18.0
Internet/Portals	18.4	15.7
Head office and inter-segment	(25.4)	(18.0)

	754.6	698.7

Cost of sales and selling and administrative expenses	565.7	539.1
Amortization	69.9	64.6
Financial expenses	54.1	52.3
Reserve for restructuring of operations and other special charges	7.0	—
Loss on debt refinancing	—	331.6
Other	(1.0)	(0.4)

INCOME (LOSS) BEFORE INCOME TAXES	58.9	(288.5)
Income taxes:
Current	(2.0)	0.9
Future	19.7	(109.5)

	17.7	(108.6)

	41.2	(179.9)
Non-controlling interest	—	1.5

NET INCOME (LOSS)	$41.2	$(178.4)

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31

	2007	2006

Income before amortization, financial expenses, reserve for restructuring of operations and other special charges, loss on debt refinancing and other

Cable	$149.0	$117.8
Newspapers	34.5	37.1
Broadcasting	2.7	(0.4)
Leisure and Entertainment	(0.2)	1.0
Interactive Technologies and Communications	0.5	1.5
Internet/Portals	2.4	3.9
General corporate expenses	—	(1.3)

	$188.9	$159.6

Amortization
Cable	$54.0	$49.8
Newspapers	9.4	8.5
Broadcasting	3.2	3.6
Leisure and Entertainment	2.0	1.7
Interactive Technologies and Communications	0.8	0.4
Internet/Portals	0.3	0.2
Head Office	0.2	0.4

	$69.9	$64.6

Additions to property, plant and equipment
Cable	$88.3	$59.3
Newspapers	17.2	30.6
Broadcasting	3.5	1.7
Leisure and Entertainment	0.2	0.7
Interactive Technologies and Communications	0.9	0.3
Internet/Portals	0.9	0.2
Head Office	0.1	0.3

	$111.1	$93.1

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31

	2007	2006

Net income (loss)	$41.2	$(178.4)

Other comprehensive income
Unrealized (loss) gain on translation of net investments in foreign operations	(0.1)	0.1
Unrealized gain on derivative instruments, net of income taxes of $0.3 million in 2007	7.3	—
Loss on derivative instruments recognized in net income, net of income taxes of $0.8 million	1.8	—

	9.0	0.1

COMPREHENSIVE INCOME (LOSS)	$50.2	$(178.3)

CONSOLIDATED STATEMENTS OF DEFICIT
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31

	2007	2006

Deficit at beginning of period, as previously reported	$2,731.5	$2,538.1

Cumulative effect of changes in accounting policies	(19.7)	—

Deficit at beginning of period, as revised	2,711.8	2,538.1

Net (income) loss	(41.2)	178.4

	2,670.6	2,716.5

Dividends	11.3	10.0

Deficit at end of period	$2,681.9	$2,726.5

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31

	2007	2006

Cash flows related to operations
Net income (loss)	$41.2	$(178.4)
Adjustments for:
Amortization of property, plant and equipment	67.5	62.7
Amortization of deferred charges and of other assets	2.4	1.9
Net (gain) loss on derivative instruments and on foreign currency translation of financial instruments	(2.2)	4.8
Loss (gain) on revaluation of the Additional Amount payable	5.1	(8.2)
Loss on debt refinancing	—	331.6
Repayment of accrued interest on Senior Discount Notes	—	(191.3)
Amortization of deferred financing costs and long-term debt discount	1.0	3.9
Non-controlling interest	—	(1.5)
Future income taxes	19.7	(109.5)
Other	(2.9)	(1.5)

	131.8	(85.5)
Net change in non-cash balances related to operations	(43.0)	(105.1)

Cash flows provided by (used in) operations	88.8	(190.6)

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(3.1)	(2.8)
Additions to property, plant and equipment	(111.1)	(93.1)
Proceeds from disposal of assets	2.5	0.5
Other	(0.1)	(0.7)

Cash flows used in investing activities	(111.8)	(96.1)

Cash flows related to financing activities
Net increase in bank indebtedness	1.1	9.9
Issuance of long-term debt, net of financing fees	8.3	1,169.8
Net borrowings under revolving bank facilities	35.7	242.4
Repayment of long-term debt and unwinding of hedging contracts	(5.3)	(1,129.3)
Net decrease in prepayments under cross-currency swap agreements	—	21.6
Dividends	(11.3)	(70.0)
Dividends paid to non-controlling shareholders	(1.0)	(0.9)
Other	0.2	(1.0)

Cash flows provided by financing activities	27.7	242.5

Net increase (decrease) in cash and cash equivalents	4.7	(44.2)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	—	0.1
Cash and cash equivalents at beginning of period	34.1	97.4

Cash and cash equivalents at end of period	$38.8	$53.3

Cash and cash equivalents consist of
Cash	$3.4	$16.1
Cash equivalents	35.4	37.2

	$38.8	$53.3

Cash interest payments	$55.7	$287.6
Cash income tax payments (net of refunds)	(2.1)	4.7

4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	March 31	December 31

	2007	2006

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$38.8	$34.1
Temporary investments	1.4	1.4
Accounts receivable	394.0	426.2
Income taxes	11.8	17.3
Inventories and investments in televisual products and movies	152.0	158.7
Prepaid expenses	32.6	24.4
Future income taxes	58.1	65.9

	688.7	728.0

PROPERTY, PLANT AND EQUIPMENT	1,858.7	1,830.1
FUTURE INCOME TAXES	61.6	61.1
OTHER ASSETS	186.9	243.6
GOODWILL	3,721.3	3,721.1

	$6,517.2	$6,583.9

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$21.7	$20.6
Accounts payable and accrued charges	550.7	592.4
Deferred revenue	183.8	177.6
Income taxes	7.2	8.8
Amounts payable to parent company and companies under common control	4.4	11.9
Additional Amount payable	127.2	122.0
Current portion of long-term debt	23.6	23.1

	918.6	956.4

LONG-TERM DEBT	2,675.0	2,773.0
OTHER LIABILITIES	398.3	356.5
FUTURE INCOME TAXES	123.9	118.9
NON-CONTROLLING INTEREST	141.3	142.1

SHAREHOLDERS’ EQUITY
Capital stock	1,752.4	1,752.4
Contributed surplus	3,217.2	3,217.2
Deficit	(2,681.9)	(2,731.5)
Accumulated other comprehensive loss	(27.6)	(1.1)

	2,260.1	2,237.0

	$6,517.2	$6,583.9

5

QUEBECOR MEDIA

Supplementary Disclosure

Quarter / 3-Month Period
Ended March 31, 2007

Safe Harbor Act

Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the Company’s public filings with the Securities Exchange Commission.

For additional information, please contact
Louis Morin, Vice President and Chief Financial Officer, at (514) 380-1912 or
Jean-François Pruneau, Treasurer, at (514) 380-4144
Investor.relations@Quebecor.com

QUEBECOR MEDIA INC.

Supplementary Disclosure
March 31, 2007
Debt Schedule

		(in millions)

Quebecor Media
Revolving Credit Facility due 2011 (Availability: $100)		—
Export Financing due 2015		$67.5
Term Loan A due 2011		112.5
Term Loan B due 2013		400.1
7 3/4% Senior Notes due 2016		606.2

		1,186.3

Videotron
Revolving Credit Facility due 2009 (Availability: $450)		98.0
6 7/8% Senior Notes due 2014		761.6
6 3/8% Senior Notes due 2015		201.2

		1,060.8

Sun Media
Revolving Credit Facility due 2008 (Availability: $75)		—
Term Loan B due 2009		208.8
Term Loan C due 2009		39.0
7 5/8% Senior Notes due 2013		233.9

		481.7

TVA		83.2

Other		21.7

Total Quebecor Media		$2,833.7

Additional Amount Payable		127.2
Cross-Currency Derivative Instruments (FX Rate Differential) (1)		225.9

Cash-on-Hand
Quebecor Media		40.2
Videotron	$1.2
Sun Media	17.4
Quebecor Media Parent	(34.0)
Other (subsidiaries not 100% owned)	55.6

		$40.2

(1)	Classified under “Other assets” or “Other liabilities” in Quebecor Media’s financial statements

/2

CABLE

Supplementary Disclosure
March 31, 2007
Operating Results

	2007	2006

	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Homes Passed (‘000)	2,464	2,457	2,449	2,439	2,426
Basic Customers (‘000)	1,583	1,572	1,553	1,521	1,520
Basic Penetration	64.2%	64.0%	63.4%	62.4%	62.7%
Extended Tier Customers (‘000)	1,324	1,313	1,292	1,264	1,265
Extended Tier Penetration	83.6%	83.5%	83.2%	83.1%	83.2%
Digital Set-Top Boxes (‘000)	782	739	681	628	586
Digital Customers (‘000)	653	624	585	545	512
Digital Penetration	41.3%	39.7%	37.7%	35.9%	33.7%
Cable Internet Customers (‘000)	828	792	754	711	682
Cable Internet Penetration	52.3%	50.4%	48.6%	46.7%	44.9%
Telephony Customers (‘000)	449	398	344	283	227
Telephony Penetration	28.4%	25.3%	22.2%	18.6%	14.9%
Wireless Customers (‘000)	20	12	1	Service launched in August 2006

	1st Quarter			YTD

	2007	2006	VAR	2007	2006	VAR

(in millions)
Revenues	$358.8	$301.6	19.0%	$358.8	$301.6	19.0%
Cable Television	177.7	164.2	8.2%	177.7	164.2	8.2%
Internet	99.1	78.6	26.1%	99.1	78.6	26.1%
Business Solution	17.5	18.7	-6.4%	17.5	18.7	-6.4%
Telephony	42.2	18.3	130.6%	42.2	18.3	130.6%
Other	22.3	21.8	2.3%	22.3	21.8	2.3%

EBITDA	$149.0	$117.8	26.5%	$149.0	$117.8	26.5%
EBITDA Margin (%)	41.5%	39.1%		41.5%	39.1%

CAPEX (NCTA Standard Reporting Categories)
Customer Premise Equipement	$27.5	$24.7		$27.5	$24.7
Scalable Infrastructure	23.9	12.7		23.9	12.7
Line Extensions	2.7	5.1		2.7	5.1
Upgrade / Rebuild	17.7	7.1		17.7	7.1
Support Capital	15.6	9.0		15.6	9.0

Total - NCTA Classification	$87.4	$58.6	49.1%	$87.4	$58.6	49.1%
Other	0.9	1.2		0.9	1.2

Total - Capital Expenditures	$88.3	$59.8	47.7%	$88.3	$59.8	47.7%

2-Way Capability	99%	98%		99%	98%
Cable Television ARPU	$37.52	$36.15		$37.52	$36.15
Total ARPU	$67.37	$57.48		$67.37	$57.48

/3

NEWSPAPERS

Supplementary Disclosure
March 31, 2007
Operating Results

	1st Quarter			YTD

	2007	2006	VAR	2007	2006	VAR

Linage (‘000)
Urban Dailies	40,964	41,639	-1.6%	40,964	41,639	-1.6%

(in millions)
Revenues	$220.3	$219.7	0.3%	$220.3	$219.7	0.3%
Advertising	158.1	155.9	1.4%	158.1	155.9	1.4%
Circulation	38.7	40.2	-3.7%	38.7	40.2	-3.7%
Other	23.5	23.6	-0.4%	23.5	23.6	-0.4%

Urban Dailies (1)	$161.1	$160.8	0.2%	$161.1	$160.8	0.2%
Community Newspapers (1)	71.3	70.5	1.1%	71.3	70.5	1.1%

EBITDA	$34.5	$37.1	-7.0%	$34.5	$37.1	-7.0%
EBITDA Margin (%)	15.7%	16.9%		15.7%	16.9%

Change in Newsprint Expense			-6.1%			-6.1%

(1)	Before eliminations

/4

QUEBECOR MEDIA INC.

Supplementary Disclosure
March 31, 2007
Shares Held in Subsidiaries

	Number of Shares Owned		% Equity		% Voting

TVA	12,227,271		45.2%		99.9%

Canoë	651	(1)	92.5	% (2)	100.0	% (2)

Nurun (3)	19,076,605		57.8%		57.8%

(1)	Excluding 104 shares that are held by TVA

(2)	% Equity and % Voting include Quebecor Media’s interest in the 104 shares that are held by TVA

(3)	Excluding 500,000 shares held by Quebecor World

/5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Claudine Tremblay

By:	Claudine Tremblay
Senior Director, Corporate Secretariat

Date:	May 10, 2007